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                        [Paste-up Armor All Letterhead]

                                                                December 2, 1996

Dear Stockholder:

    I am pleased to inform you that on November 26, 1996, Armor All Products Corporation ("Armor All") entered into an Agreement and Plan of Merger, as amended, (the "Merger Agreement") with The Clorox Company and Shield Acquisition Corporation (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer to purchase all outstanding shares of Armor All's Common Stock (the "Shares") for $19.09 per share in cash. Additionally, holders of record on December 2, 1996 will be paid the previously declared, regular quarterly dividend equal to $0.16 per Share on January 2, 1997. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Shares (other than Shares held by dissenting Stockholders, if applicable) will be converted into the same consideration as is paid in the tender offer.

    Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the tender offer and merger are fair to, and in the best interests of, Armor All and its stockholders. Accordingly, the Board of Directors recommends that stockholders tender their Shares.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of PaineWebber, Incorporated, Armor All's financial advisor, that the cash consideration of $19.09 per share to be received by the stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

    Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

                                          Sincerely,

                                          KENNETH M. EVANS
                                          --------------------------------------

                                          Kenneth M. Evans
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Armor All Products Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 6 Liberty, Aliso Viejo, California 92656-3829. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by Shield Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of The Clorox Company, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 2, 1996 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $19.09 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 2, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 26, 1996, as amended, (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). Copies of the Merger Agreement and the first amendment thereto are attached hereto as Exhibit 1 and Exhibit 1.1, respectively, and incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 1221 Broadway, Oakland, California 94612-1888.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I (which information is incorporated herein by reference) or in pages 2 through 16 of the Company's Proxy Statement dated as of June 18, 1996 and attached hereto as Exhibit 4 (which information is incorporated herein by reference) or set forth below.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

    THE MERGER AGREEMENT

    On November 26, 1996, Parent, the Purchaser and the Company entered into the Merger Agreement, pursuant to which Purchaser agreed to make the Offer. The following description of the Merger Agreement does not purport to be complete and is qualified by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to the satisfaction of the conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that the Purchaser may not decrease the Offer Price, extend the expiration date of the Offer beyond the

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twentieth business day following commencement thereof or otherwise amend any other condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company; provided, that the Purchaser may extend the expiration date of the Offer if (i) one or more conditions set forth in Annex A shall not be satisfied or (ii) the Parent reasonably determines, with the prior approval of the Company, that such extension is necessary to comply with any legal or regulatory requirements relating to the Offer.

    The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate directors on the Company Board as will give the Parent representation proportionate to its ownership interest. Following the election of the Parent's designees, any amendment to the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Parent or the Offeror under the Merger Agreement, any waiver of any condition to the obligations of the Company or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Continuing Directors. The parties agreed to use their best efforts to ensure that at least three of the members of the Company Board shall, at all times prior to the Effective Time, be Continuing Directors.

    THE MERGER. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company, with the Company as the surviving corporation. The Merger shall become effective at the time of the filing with the Secretary of State of the State of Delaware of a Certificate of Merger, or at such later time as may be specified in the Certificate of Merger. The parties shall file such Certificate of Merger as soon as practicable following the closing of the Merger, which shall take place on the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares with respect to which appraisal rights have been properly exercised, and Cancelled Shares (as defined below)) shall be converted into the right to receive $19.09 in cash, or any higher price paid per Share in the Offer (the "Merger Consideration"), without interest. Each Share issued and outstanding immediately prior to the Effective Time owned by the Parent or the Purchaser, or any subsidiary of the Company, the Parent or the Purchaser, and each Share held in the treasury of the Company (collectively, the "Cancelled Shares") immediately prior to the Effective Time shall be cancelled and cease to exist. Each share of Common Stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall automatically be converted into one share of Common Stock of the Surviving Corporation.

    The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Purchaser shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, provided that Article First of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "FIRST: The name of the Corporation is Armor All Products Corporation." The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

    STOCK OPTIONS. The Company has agreed in the Merger Agreement to take all actions necessary to provide that, immediately prior to the consummation of the Offer, each outstanding stock option (collectively, the "Options") under the Company's 1986 Stock Option Plan, shall be cancelled or repurchased by the Company, and except to the extent that the Parent or the Purchaser and the holder of any such Option otherwise agree, the Company shall pay to the holder of each Option (i) the excess of the Merger Consideration over the exercise price of the Option, multiplied by (ii) the number of Shares subject thereto (such payment to be net of applicable withholding taxes).

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    RECOMMENDATION.  The Company represents in the Merger Agreement that the
Company Board has (i) determined that each of the Merger and the Offer is fair to, and in the best interests of, the stockholders of the Company, and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders. The recommendation of the Company Board may be withdrawn, modified or amended if the Company Board determines in good faith, after consultation with its counsel, that the exercise of the directors' fiduciary duties requires such withdrawal, amendment or modification. The Company has agreed to use its best efforts to file a Solicitation/ Recommendation Statement on Schedule 14D-9 containing such recommendations with the Commission and to mail such Schedule 14D-9 to the stockholders of the Company contemporaneous with the commencement of the Offer, but in any event not later than ten business days following the commencement of the Offer.

    INTERIM AGREEMENTS OF THE PARENT, THE PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company has agreed that, until the consummation of the Offer, the Company and its subsidiaries will conduct their respective businesses and operations only in the ordinary course, consistent with past practice, except as the Parent shall otherwise agree, as required by applicable law or as otherwise contemplated by the Merger Agreement. Except as otherwise provided in the Company Disclosure Letter (as defined in the Merger Agreement), prior to the consummation of the Offer, neither the Company nor any of its subsidiaries will: (i) amend its charter or by-laws; (ii) authorize for issuance, issue, sell, or agree or commit to issue, sell or deliver any stock of any class or any other securities, except by the Company in connection with the exercise of employee options granted and outstanding before the date of the Merger Agreement; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock or redeem or otherwise acquire any of its securities or any securities of its subsidiaries, provided that the Company may pay to holders of the Shares the quarterly dividend of $0.16 per Share previously declared by the Company payable January 2, 1997 to stockholders of record December 2, 1996; (iv)
(a) incur or assume any material long-term debt or, except in the ordinary course of business consistent with past practices, under existing lines of credit, incur or assume any material short-term debt, (b) assume, guarantee, endorse or otherwise become liable or responsible for any material obligations of any other person, except its wholly owned subsidiaries in the ordinary course of business and consistent with past practices, or (c) make any material loans, advances or capital contributions to, or investments in, any other person (other than loans or advances to the Company's subsidiaries and customary loans or advances to employees in accordance with past practices); (v) enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any Company Employee (as defined in the Merger Agreement), or (except for increases in wage and salary compensation in the ordinary course consistent with past practices) increase the compensation or fringe benefits of any Company employee or pay any benefit not required by any existing plan and arrangement, or enter into any contract agreement, commitment or arrangement to do any of the foregoing; (vi) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, or enter into any material commitment or transaction outside the ordinary course of business; (vii) except as may be required by law and as set forth on the Company Disclosure Letter, take any action to terminate or amend any of its employee benefit plans with respect to or for the benefit of Company Employees; (viii) hire any employee other than to replace an employee; provided, however, that the annual salary of such replacement employee shall not exceed $50,000; (ix) pay, discharge or satisfy any claims, liabilities or obligations, not in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date of the Merger Agreement, or liabilities reflected or reserved against in, or contemplated by, the Company's consolidated audited financial statements, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (x) change any material accounting

                                       3
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principle used by it, except for such changes as may be required to be implemented following the date of the Merger Agreement pursuant to generally accepted accounting principles or rules and regulations of the Commission; (xi) take any action that would result in any of its representations and warranties in the Merger Agreement becoming untrue in any material respect; (xii) materially change its policy of not accepting returns of products shipped to customers; (xiii) materially change its co-packer arrangements; or (xiv) take, or agree to take, any of the foregoing actions.

    The Company has agreed to amend its Third Quarter Incremental Volume Plan to extend the measurement period for determining whether the incremental sales volume targets of such plan have been satisfied to include the fourth quarter of fiscal year 1997, and to take steps to communicate to customers eligible to participate in such plan that the Company will honor such plan with respect to shipments made in the fourth quarter of fiscal year 1997 and to Company sales personnel responsible for such customers.

    OTHER AGREEMENTS OF THE PARENT, THE PURCHASER AND THE COMPANY. In the Merger Agreement, the Company and its subsidiaries agree not to (i) initiate or solicit any inquiries or the making of any acquisition proposal, or (ii) except as provided below, engage in negotiations or discussions with, or furnish any information or data to, any third party relating to an acquisition proposal. However, the Merger Agreement provides that the Company and the Company Board may (i) participate in discussions or negotiations with or furnish information to any third party if the failure to do so may constitute a breach of the Company Board's fiduciary duties, and (ii) take, and disclose to the Company's stockholders, a position with respect to the Offer or the Merger or another tender or exchange offer, or amend or withdraw such position, pursuant to Rules 14d-9 and 14e-2 of the Exchange Act, or make disclosure to the Company's stockholders, in each case if the failure to take such action may constitute a breach of the Company Board's fiduciary duties or otherwise violate applicable law. The Company also has agreed to provide the Parent with a copy of any written acquisition proposal and, subject to the proper discharge of the fiduciary duties of the Company Board, to keep the Parent reasonably and promptly informed of the status and content of any discussions with such a third party.

    Pursuant to the Merger Agreement, the Company has agreed to give the Parent reasonable access to its facilities, books and records, to permit the Parent to make such inspections as it may reasonably require and to cause its officers to furnish the Parent with such information as Parent may from time to time reasonably request.

    Each of the Company, the Parent and the Purchaser has agreed in the Merger Agreement to use its best efforts to take, or cause to be taken, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. Each such party also has agreed to cooperate and use its best efforts to make all filings and obtain all licenses, permits, consents, approvals and other authorizations of third parties, including governmental authorities, necessary to consummate such transactions, including the filings required of the Parent or the Purchaser or any of their affiliates under the HSR Act.

    Pursuant to the Merger Agreement, each of the Company, the Parent and the Purchaser agreed not to make any public statement with respect to the Merger Agreement or the transactions contemplated thereby without the prior consent of the other party. The parties thereto also agreed that the provisions of the Confidentiality Agreement would remain binding and in full force and effect.

    EMPLOYEE AGREEMENTS AND EMPLOYEE BENEFITS. The Parent has agreed in the Merger Agreement to honor the agreements with officers of the Company set forth in Section 6.8 of the Company Disclosure Letter. In addition, as of the Effective Time, Company employees will be terminated from future participation in McKesson's Employee Benefit Plans (as defined in the Merger Agreement). The benefits to be paid to Company employees under each Employee Benefit Plan sponsored or maintained by McKesson shall not be increased by any service to the Company following the Effective Time. Except as expressly provided in the Merger Agreement, the Purchaser and the Parent agree to provide Company employees employee benefit and compensation plans, policies and arrangements (other than severance

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plans) at a level no less favorable than provided to Parent employees of comparable status; provided, that for one year following the Effective Time, Company employees shall also be provided a severance benefit no less favorable than provided by the Company as of the date of the Merger Agreement; and provided further that the Company's severance benefit plans may be amended after the Effective Time to clarify any ambiguities. Furthermore, the Parent agrees to permit Company employees to participate immediately as of the Effective Date in its medical, dental, disability and life insurance plans. The Parent agrees to allow participation in its retiree medical plan to Company employees on a basis no less favorable than provided to Parent employees of comparable status and to grant eligibility and vesting credit in such retiree medical plans for service with the Company or McKesson. The Parent agrees to provide Company employees with service credit under the Parent's other employee benefit plans, other than the Parent's Supplemental Executive Retirement Plan. The Company's Incentive Plan for Business Managers shall be terminated immediately following the date of the Merger Agreement. The Company's Employee Incentive Plan shall, immediately following the Effective Time, be terminated, and all participants will receive their targeted bonus for the current period as though the budgeted target had been achieved. The Company's 1989 Short Term Employee Incentive Plan, International Incentive Plan and Sales Incentive Plan will, on April 1, 1997, be terminated, and the aggregate amount of individual bonus targets payable to participants in those incentive plans will be determined as soon as practicable after the Effective Time as though the budgeted target for fiscal year 1997 had been achieved; individual cash payments will be modified to reflect individual performance; provided, that such participant either (i) has remained employed with the Company through March 31, 1997 or (ii) was terminated by the Company on or prior to such date but after December 31, 1996, other than for cause; and provided, further, that the participants in the Company's 1989 Short Term Incentive Plan previously identified in writing to the Parent shall receive such cash payment immediately following the Effective Time. As of April 1, 1997, Company employees will become eligible to participate in the Parent's incentive plans at a level comparable to that of other Parent employees immediately prior to the date of the Merger Agreement. As of the Effective Time, Company employees will participate in all of Parent's Employee Benefit Plans, on a basis no less favorable than provided to Parent employees of comparable status, but excluding executive retirement and severance plans.

    COMPANY STOCKHOLDER MEETING. If required by applicable law, the Company has agreed to: (i) hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following acceptance for payment of Shares pursuant to the Offer for the purpose of taking action upon the Merger Agreement; (ii) subject to its fiduciary duties, prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement and use its commercially reasonable efforts to (a) cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders following acceptance for payment of Shares pursuant to the Offer and (b) obtain the necessary approvals of the Merger Agreement by its stockholders. The Parent and the Purchaser have agreed to vote all Shares owned by them in favor of approval of the Merger Agreement at any such meeting. However, in the event that the Parent or the Purchaser shall acquire at least 90 percent of the outstanding Shares, the parties will, at the request of the Parent, take action to cause the Merger to become effective as soon as practicable after the expiration or termination of the Offer and the completion of all activities necessary to finance the consummation of the Merger and the transactions contemplated by the Merger Agreement, without a meeting of stockholders of the Company in accordance with the DGCL.

    INDEMNIFICATION OF COMPANY OFFICERS AND DIRECTORS; LIABILITY INSURANCE. The Merger Agreement provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any of the present officers or directors (the "Indemnified Parties") of the Company or any of its subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, the Company, the Parent and the Purchaser will cooperate and use their best efforts to defend against and respond thereto. It

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also was agreed that the Company shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation and the Parent, jointly and severally, shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation, and in the event of any such claim, action, suit, proceeding or investigation, (i) the Indemnified Parties may retain counsel, and the Company, or the Surviving Corporation and the Parent after the Effective Time, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties and (ii) the Company and the Surviving Corporation and the Parent will use reasonable efforts to assist in the defense of any such matter; provided, that neither the Company, the Surviving Corporation nor the Parent shall be liable for any settlement effected without its prior written consent; and provided, further, that the Surviving Corporation shall not indemnify the Indemnified Parties if prohibited by law.

    The Merger Agreement provides that, until the Effective Time, the Company shall keep in effect Article Tenth of its Certificate of Incorporation and
Article IX of its By-Laws, which provide for indemnification of officers, directors, employees and agents, and thereafter, the Parent shall cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the Indemnified Parties to the full extent permitted by the DGCL.

    The Merger Agreement provides that the Parent shall cause to be maintained in effect for not less than six years from the Effective Time the current or equivalent policies of the directors' and officers' liability insurance maintained by the Company, if any, with respect to matters occurring prior to the Effective Time; provided, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium currently paid by the Company and its subsidiaries on the date of the Merger Agreement, if any, then the Company (or the Surviving Corporation if after the Effective Time) shall provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate, and the Parent, in addition to the indemnification provided as described above, shall indemnify the Indemnified Parties for the balance of such insurance coverage on the same terms and conditions as though the Parent were the insurer under those policies.

    CERTAIN AGREEMENTS WITH MCKESSON. The Company has agreed in the Merger Agreement, at or prior to the Effective Time, to cause the Services Agreement between the Company and McKesson, as amended through April 1, 1996 (the "Services Agreement"), to be amended as provided in the Stockholder Agreement, with all monies held by McKesson pursuant to the cash management program to be remitted to the Company at the Effective Time. The Tax Allocation Agreement between the Company and McKesson shall remain in effect.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, corporate existence and good standing, capitalization, corporate authorization, consents and approvals, reports, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation and real property, intellectual property, computer software, material contracts, taxes, environmental matters and brokers. In addition, the Parent and the Purchaser represented as to, among other things, corporate existence and good standing, corporate authorization, consents and approvals.

    In addition, the Parent and the Purchaser represented that each of them had conducted its own independent review and analysis of the Company and its subsidiaries, and acknowledged that each of them had been provided access to the properties, premises and records of the Company and its subsidiaries for this purpose. The Parent and the Purchaser also acknowledged that they relied solely upon their own investigation and analysis in entering into the Merger Agreement, and each of them (i) acknowledged that

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none of the Company, its subsidiaries or any of their respective directors, officers, employees, affiliates, agents or representatives made any representation or warranty as to the accuracy or completeness of any of the information provided or made available to the Parent or their agents or representatives prior to the execution of the Merger Agreement, and (ii) agreed, to the fullest extent permitted by law, that none of the Company, its subsidiaries or any of their respective directors, officers, employees, stockholders, affiliates or agents or representatives shall have any liability or responsibility whatsoever to the Parent or the Offeror based upon any information provided or made available, or statements made, to the Parent prior to the execution of the Merger Agreement, except that such limitations shall not apply to the Company to the extent (a) the Company makes the specific representations and warranties set forth in the Merger Agreement or (b) McKesson makes the specific representations and warranties or the specific covenant set forth in the Stockholder Agreement, but always subject to the limitations and restrictions contained in the Merger Agreement and the Stockholder Agreement.

    CONDITIONS TO THE MERGER. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver of certain conditions, including (i) if required by the DGCL, the Merger Agreement and the Merger shall have been approved by the stockholders of the Company, (ii) no statute, rule, regulation, order, decree, or injunction shall have been promulgated by any governmental entity which prohibits the consummation of the Merger, (iii) the Offer shall not have expired or been terminated prior to the purchase of any Shares, and (iv) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Further, the respective obligations of the Company, on the one hand, and the Parent and the Purchaser, on the other hand, are subject to the satisfaction or waiver at or prior to the Effective Time of certain additional conditions, including (i) the representations and warranties of the other parties or party being true as of the Effective Time,
(ii) the other parties or party having performed in all material respects their or its obligations under the Merger Agreement, and (iii) receipt of a certificate of an officer of the Parent or the Company, as the case may be, as to the satisfaction of certain of such conditions, provided that the conditions described in this sentence with respect to the obligations of the Parent and the Purchaser shall cease to be conditions if the Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated and the Offer (if the Purchaser has not accepted Shares for payment) and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Parent, the Purchaser and the Company; (ii) by the Parent and the Purchaser, or by the Company, if the Effective Time shall not have occurred on or before January 31, 1997; (iii) by the Parent or the Purchaser, or by the Company, if the Offer expires or terminates in accordance with its terms without any Shares being purchased thereunder but only, if the Purchaser shall not have been required to purchase any Shares pursuant to the Offer; (iv) by the Parent and the Purchaser, or by the Company, if permanently prohibited by any United States court or governmental body; (v) by the Parent, the Purchaser or the Company if the other party fails in a material way to comply with any material obligation of the Merger Agreement, upon notice, after 20 days to cure; (vi) by the Parent, if any required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; (vii) by the Parent, if the Company shall have (a) withdrawn its approval or recommendation of the Merger Agreement or the Merger; (b) recommended any Acquisition Proposal from a person other than the Parent; or (viii) by the Company if, prior to the purchase of Shares pursuant to the Offer, a third party shall have made an Acquisition Proposal that the Company Board determines is more favorable to the Company and the holders of Shares than the transactions contemplated by the Merger Agreement or the Board determines in good faith, other than in response to an Acquisition Proposal, that the failure to terminate this agreement may constitute a breach of its fiduciary duties. However, the Company shall not be permitted to terminate, or consent to the termination of, the Merger Agreement without the approval of a majority of the Continuing Directors.

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    TERMINATION; FEE AND EXPENSES.  The Merger Agreement provides for a termination fee of $11 million to be paid by the Company to the Parent if the Merger Agreement is terminated according to certain of its terms.

    Pursuant to the Merger Agreement, in the event of the termination thereof, the Merger Agreement will become null and void, without any liability on the part of any party, except as provided therein, and provided that a party will not be relieved from liability for any willful breach of the Merger Agreement.

    FEES AND EXPENSES. The Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

    AMENDMENTS AND MODIFICATIONS. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of the Parent, the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

    STOCKHOLDER AGREEMENT

    On November 26, 1996, Parent, the Purchaser and McKesson Corporation, a Delaware corporation ("McKesson") and a holder of approximately 54% of the shares of Common Stock of the Company, entered into a Stockholder Agreement, dated as of November 26, 1996 (the "Stockholder Agreement"), pursuant to which and subject to the terms thereof McKesson agreed to tender, or cause to be tendered, all the shares of Common Stock owned by it into the Offer. The following description of the Stockholder Agreement does not purport to be complete and is qualified by reference to the text of the Stockholder Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Stockholder Agreement.

    Concurrently with the execution of the Merger Agreement, the Purchaser and the Parent entered into the Stockholder Agreement with McKesson. In the Stockholder Agreement, McKesson represented that it owns, in the aggregate, 11,624,900 Shares, of which 6,939,759 Shares are deposited with an exchange agent pursuant to an exchange agent agreement and an indenture relating to debentures issued by McKesson. Pursuant to the Stockholder Agreement, McKesson has agreed to tender (and to direct its exchange agent pursuant to such exchange agent agreement and indenture to tender) all Shares owned by it into the Offer and that it will not (and will not direct its exchange agent to) withdraw any Shares so tendered.

    Pursuant to the Stockholder Agreement, McKesson also has granted to the Parent an irrevocable proxy to vote its Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company. Such irrevocable proxy shall terminate on termination of the Stockholder Agreement.

    During the term of the Stockholder Agreement, McKesson has agreed that it will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, its Shares, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to its Shares, (iii) deposit its Shares in any voting trust or enter into any voting agreement or arrangement with respect to such Shares, or (iv) take any other action that would in any way restrict, limit or interfere with the performance of its obligations pursuant to the Stockholder Agreement.

    The Stockholder Agreement shall terminate upon the earlier of (i) termination of the Merger Agreement, either in accordance with its terms by a party thereto or by mutual agreement of the parties thereto, or (ii) the date that the Purchaser pays for the Shares of McKesson pursuant to the Stockholder Agreement, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

    The Stockholder Agreement also includes provisions relating to (i) a one-time contribution to be made by the Purchaser to certain benefit plans maintained by McKesson and in which certain Company employees participate, and
(ii) the indemnification of the Purchaser and the Parent by McKesson with respect to certain breaches of representations and warranties of the Company concerning benefit plans of McKesson in which Company employees are participants and certain tax liabilities which may affect the Company. McKesson also agreed to enter into an amendment to the Services Agreement, pursuant to which McKesson will provide to the Company certain consultation services on terms and conditions no less favorable to the Company than provided in the Services Agreement prior to such amendment, for a period not to exceed six months after the Effective Time.

    CONFIDENTIALITY AGREEMENT

    The following is a summary of certain provisions of the Confidentiality Agreement, dated October 10, 1996 between the Company, McKesson and the Parent (the "Confidentiality Agreement"). The following summary of the Confidentiality Agreement does not purport to be complete and is qualified by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the Parent agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company or McKesson relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the consideration of a possible business transaction involving the Company, the Parent and McKesson (a "Transaction"). The Parent agreed in the Confidentiality Agreement that, for a period of three years from the date thereof, unless invited in writing by the Company or McKesson, respectively, it would not, among other things, acquire or offer to acquire any securities or assets of the Company or McKesson or enter into or propose to enter into any business combination involving the Company or McKesson or seek to influence the management of the Company or McKesson. The Parent further agreed that, for a period of two years from the date of the Confidentiality Agreement, it would not interfere with the Company's employment relationship with any person who becomes known to the Parent in connection with the Transaction.

    OWNERSHIP OF SHARES

    Based solely on the information set forth in Section 9 ("Certain Information concerning the Parent and the Offeror") included in the Offer to Purchase contained in the Schedule 14D-1 (the "Offer to Purchase"), the Company understands that G. Craig Sullivan, the Chairman of the Board and Chief Executive Oficer of Parent, owns 2,500 Shares.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

    STOCK OPTIONS. As of November 30, 1996, the current directors and executive officers of the Company as a group held 207,425 stock options (the "Options") granted under the Company's 1986 Stock Option Plan to purchase shares of Common Stock at the full market price of the stock on the day the option is granted. The total number of Options outstanding as of November 26, 1996 was 1,127,137. In accordance with the terms of the Merger Agreement, the Company is to take all actions necessary to provide that, immediately prior to the consummation of the Offer, (i) each Option outstanding, whether or not then exercisable or vested, shall be cancelled or repurchased by the Company and (ii) in consideration of such cancellation or repurchase, and except to the extent that Parent or the Offeror and the holder of such Option otherwise agree, the Company shall pay to the holder of any such Option an amount equal to the product of (x) the number of Shares subject to such Options and (y) the excess of the Merger Consideration (as defined in the Merger Agreement) over the exercise price of such Options. Notwithstanding the foregoing, if it is determined that compliance with any of the foregoing would cause any individual subject to Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any options held by such individual will be cancelled or repurchased, as the case may be, as promptly thereafter as possible so as not to subject such individual to any liability pursuant to
Section 16.

    RESTRICTED SHARES. As of November 30, 1996, all directors and officers as a group held 63,325 shares granted under the Company's 1988 Restricted Stock Plan, including 29,925 shares subject to possible forfeiture that have been granted to Mr. Evans, 8,600 to Mr. Caron, 3,000 to Mr. McCafferty and 5,000 to Ms. Metzler. The Company's 1988 Restricted Stock Plan provides, in relevant part, that, in the event of a change in control of the Company, all restrictions on outstanding restricted stock grants shall immediately lapse. The consummation of the Merger and the transactions contemplated under the Merger Agreement constitute a change in control for purposes of the 1988 Restricted Stock Plan.

    ESOP AND PSIP PLANS. As of November 30, 1996, all officers and directors as a group held 5,776 shares issued pursuant to the Company's Profit-Sharing Investment Plan ("PSIP"). For the fiscal year ended March 31, 1996 (i) employer matching cash contributions made under the Supplemental PSIP, an unfunded, nonqualified plan established because of limitations on annual contributions to the PSIP contained in the Internal Revenue Code, were as follows: Mr. Evans, $4,794 and Mr. Caron, $908; (ii) stock contributions made by McKesson to the named executives' Employee Stock Ownership Plan accounts under the McKesson PSIP, were as follows: Mr. Evans, $7,052; Mr. Caron, $7,120; and Ms. Metzler, $5,820; and (iii) above-market interest accrued on deferred compensation for Mr. Caron in the amount of $470. Under the Stockholder Agreement, at the Effective Time, the Offeror will transfer to McKesson $265,000 as a contribution to the Employee Stock Ownership Plan and PSIP plans maintained by McKesson in respect of the 1996 plan year in full satisfaction of all obligations of the Company to contribute to such McKesson plans, which exclude all plans sponsored or maintained solely by the Company. McKesson has agreed to cause an amount equal to this contribution to be distributed to employees of the Company and its subsidiaries in accordance with the provisions of such plans.

    RETIREMENT PLAN. Certain employees of the Company participate in the McKesson Corporation Retirement Plan (the "McKesson Plan"). The costs of participation in the McKesson Plan are paid by the Company. Annual benefits are generally equal to a percentage of final average pay (averaged over the highest consecutive five-year period out of the last 15 years of service preceding retirement) up to Covered Compensation (the average of the Social Security wage bases over the 35 year period ending with the year the participant attains or will attain Social Security Retirement Age) plus a percentage of final average pay exceeding Covered Compensation, the total of which is multiplied by years of creditable service up to a maximum of 30 years. As of March 31, 1996, the following individuals had the number of years of creditable service indicated:
Mr. Evans, 5 years; Mr. McCafferty, 0 years; Mr. Caron, 11 years; and Ms. Metzler, 17 years.

    Mr. Evans also participates in the McKesson Corporation 1984 Executive Benefit Retirement Plan (the "EBRP"). The benefit under the EBRP is a percentage of final average pay based on years of service or is determined by the Board of Directors. The maximum benefit is 60% of final average pay. The total paid under the EBRP is not reduced by Social Security benefits but is reduced by those benefits payable on a single life basis under the McKesson Plan. Based on retirement at age 65, the annual combined benefit payable to Mr. Evans under the McKesson Plan and the EBRP would be approximately $290,885.

    Pursuant to the Stockholder Agreement, at the Effective Time, the Purchaser has agreed to transfer to McKesson an amount not to exceed $130,000 reasonably determined by McKesson in accordance with past practice, representing a quarterly contribution to McKesson's Retirement Plan in respect of the 1996 plan year in full satisfaction of all obligations of the Company to contribute to such plans sponsored by McKesson, which exclude all plans sponsored or maintained solely by the Company.

    INCENTIVE PLANS. The Company has five incentive plans: the FY1997 Incentive Plan for Business Managers, the 1989 Short Term Incentive Plan (the "STIP"), the Employee Incentive Plan (for non-executive Company employees), the International Incentive Plan (for international business managers), and the Sales Incentive Plan for sales managers. Pursuant to the Merger Agreement, the Company Board on November 26, 1996 amended each of the Incentive Plans as follows: The Company's Incentive Plan for Business Managers was immediately terminated. The Employee Incentive Plan shall, immediately following the Effective Time, be terminated and all participants will receive a cash payment equal to their target bonus as though the budgeted target had been achieved. Each of the Company's 1989 Short Term Incentive Plan, the International Incentive Plan, and the Company's Sales Incentive Plan, shall be terminated on April 1, 1997, and the aggregate amount of individual bonus targets payable to participants in those Incentive Plans shall be determined as soon as practicable after the Effective Time as though the budgeted target for Fiscal Year 1997 had been achieved; individual cash payments shall be modified to reflect individual performance; provided, however, that such participant either (i) has remained employed with the Company through March 31, 1997 or (ii) was terminated by the Company on or prior to such date but after December 31, 1996, other than for cause. Notwithstanding the foregoing, each of Mr. Evans and Mr. McCafferty shall receive such cash payment immediately following the Effective Time.

    EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS. The Company generally does not have employment agreements with its executive officers. However, the Company has entered into a termination agreement with Mr. Evans and an employment agreement with Steven Booker. As of April 1, 1994 the Company entered into a termination agreement with Mr. Evans providing for payment of severance benefits upon the termination of his employment following a "change in control" of the Company (defined in the agreement as the occurrence of certain specified events, including the consummation of the transactions contemplated by the Merger Agreement). Mr. Evans' agreement, which will remain in effect until terminated by the Company Board, provides for the payment of benefits upon a change in control of the Company or of McKesson and actual or constructive termination of employment within two years of such change. In the event of termination of employment under the agreement, the Company would pay to Mr. Evans as severance pay in a cash lump sum an amount equal to 2.99 times his "severance pay base", subject to adjustment as described below. "Severance pay base" means the executive's "base amount" determined under section 280G of the Internal Revenue Code. The amount of severance benefits paid would be no higher than the amount that is not subject to disallowance of deduction under Section 280G of the Internal Revenue Code. If terminated, accrual of service for Mr. Evans would continue under the McKesson Executive Benefit Retirement Plan and he would continue to participate in the McKesson Executive Medical Plan and Executive Survivor Benefits Plan for a minimum of twelve months, plus one month for each year of service with a maximum benefit of twenty-four months.

    For purposes of the termination agreement, a "change in control" is generally deemed to occur if (a) any person (as defined in the Securities Exchange Act of 1934, as amended) excluding the Company or any of its subsidiaries, a trustee or any fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, an underwriter temporarily holding securities pursuant to an offering of such securities or a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities; or (b) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Company Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (a), (c) or (d) of this paragraph) whose election by the Company Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (c) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or
(ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Company's then outstanding securities; or (d) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

    The Company entered into an employment agreement with Steven Booker, Vice President--Sales Automotive Division, as of March 15, 1995 providing that in the event that, prior to March 15, 1997, Mr. Booker is terminated due to a "change in control" Mr. Booker shall be paid, in addition to any other sums that may be due and owing to him, the amount of one year's salary calculated at the rate of salary paid to him on the date of such termination. A "change in control" is deemed if McKesson ceases to be the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

    CHANGE IN SEVERANCE POLICY. Effective October 1, 1996, the Company amended its severance policy to provide benefits to those employees who experience actual or constructive termination of employment within one year following a "change in control" of the Company. "Change in control" is deemed to occur if, among other things, the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires 50% of the combined voting power of the Company's then outstanding securities. If an employee is determined as eligible for severance benefits, the Company shall continue to pay the employer contribution for such employee's medical and dental plan COBRA coverage for a period of three months following the termination date or the date benefit coverage is provided by another employer, whichever occurs first. Executive and other officers will receive benefit continuation for up to six months.

    INDEMNITY AGREEMENTS. McKesson has agreed under certain circumstances to indemnify directors of the Company, other than individuals who are directors of McKesson, against certain liabilities, including liabilities under applicable securities laws. Under the terms of each Indemnity Agreement, McKesson may terminate the agreements on thirty day's prior written notice.

ARRANGEMENTS BETWEEN THE COMPANY AND MCKESSON

    SERVICES AGREEMENT. The summary of the Services Agreement, dated July 1, 1986 between the Company and McKesson which is contained in the Company's Proxy Statement dated as of June 18, 1996 and attached hereto as Exhibit 4, is incorporated herein by reference. Under the Stockholder Agreement, at or prior to the Effective Time, McKesson will enter into an amendment to the Services Agreement pursuant to which McKesson will provide to the Company consultation services with respect to legal, tax, personnel, information systems, risk management and insurance matters relating to the Company for a period not to exceed six months after the Effective Time. McKesson will provide such consultation services to the Company at an hourly rate of $135, and expenses and third party costs incurred in providing these services must be approved prior to incurrence.

    TAX ALLOCATION AGREEMENT. The Company was included in McKesson's consolidated federal income tax returns for tax periods ending May 13, 1993. Pursuant to a Tax Allocation Agreement dated as of July 1, 1986 between the Company and McKesson (the "Tax Allocation Agreement"), adjustments to federal income tax liabilities for periods in which the Company was included in McKesson's consolidated federal income tax returns are allocated between the Company and the other businesses conducted by McKesson and its affiliates. The agreement requires the Company to reimburse McKesson for any tax audit adjustment of taxes attributable to it which were reported on McKesson's consolidated federal income tax returns. Tax refunds will be the property of the party bearing economic responsibility for the applicable tax. The Tax Allocation Agreement also provides for the allocation of state franchise or corporate income taxes which the Company and McKesson are required or permitted to pay on a combined or "unitary" basis so that, in general, the Company is treated as a separate taxpayer. Under the terms of the Merger Agreement, the Tax Allocation Agreement survives without modification following the Effective Time.

    OTHER ARRANGEMENTS. Refer to Item 3--Arrangements with Executive Officers, Directors or Affiliates of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender their Shares pursuant to the Offer.

    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

    Since the middle of 1995, the Company Board and management have been studying the current and future state of the automotive aftermarket industry, the Company's strategic position in that industry, the Company's near- and long-term prospects and the possibility that the Company should conduct a systematic review of its strategic alternatives, including the possible sale of the Company.

    In the summer of 1995, certain members of the Company's and McKesson's respective management teams and a representative of PaineWebber met to review various strategic alternatives that might be available to the Company and to discuss the Company's retention of PaineWebber to assist with the Company's review of such alternatives that would best serve the long-term interests of the Company and its stockholders.

    Over the next year, the Company and McKesson were engaged, from time to time, in discussions and exchanges of information with representatives of PaineWebber in an effort to examine possible acquisition and other business opportunities for the Company.

    In August and early September 1996, two parties (collectively, the "Preemptive Group"), separately expressed an interest in potentially acquiring the Company on an exclusively negotiated basis. The discussions among the Company, McKesson and each of the two parties concerned an acquisition of the Company for a price in excess of $22 per Share. The Company furnished certain requested financial and operating information to each of the two parties pursuant to confidentiality agreements, and various conversations between the Company's and each of the two parties' respective advisors occurred. Following a review of the information, both parties indicated that they would not be able to pursue an acquisition at the price level initially indicated.

    On September 26, 1996, a meeting of the Company Board was held to discuss strategic alternatives for the Company. At this meeting, PaineWebber identified and reviewed a list of leading candidates that could be expected to have an interest in acquiring the Company. At this meeting, although no determination to engage in any business combination transaction was made, the Company Board authorized PaineWebber to contact, on a confidential basis, what were considered to be the five candidates most likely to have a high level of interest in acquiring the Company (collectively, the "Initial Group") to assess their interest. The Initial Group included the two parties previously referred to as the Preemptive Group. During the week of September 30, 1996, a representative of PaineWebber contacted senior management of each of the parties included in the Initial Group.

    During early October, PaineWebber had contacts with one industry participant, one household consumer products company (namely, the Parent), one automotive aftermarket company and various intermediaries and financial advisors inquiring whether the Company would be interested in exploring some form of transaction.

    During the week of October 7, 1996, the Company authorized PaineWebber to contact additional parties that were likely to have an interest in considering, and financial resources required to consummate, a possible business combination involving the Company. PaineWebber contacted fourteen such additional parties. Of the nineteen parties ultimately contacted, a total of eleven expressed initial interest, executed a confidentiality agreement and received a confidential memorandum concerning the Company. Of these eleven parties, four expressed a high level of interest in pursuing a potential business combination and submitted, on or about October 19, 1996, initial indications of interest at prices ranging from $20 to $22 per Share. Of the four parties submitting initial indications of interest, one subsequently retracted its indication of interest.

    During the period from October 24, 1996 to November 15, 1996, the remaining three interested parties, including the Parent (collectively, the "Final Group"), conducted detailed additional due diligence involving a presentation by the Company's management and a detailed review of confidential information provided by the Company in a data room.

    During the morning of November 12, 1996, the Company Board met to review the status of PaineWebber's discussions with the three parties included in the Final Group, which included the Parent.

    On November 13, 1996, PaineWebber was advised by one of the parties in the Final Group, which had been one of the parties included in the Preemptive Group, that, following its due diligence investigation and because of the competitive nature of the process that was being undertaken, such party would not be submitting a final proposal to acquire the Company. Such party also indicated that although it remained very interested in pursuing an acquisition of the Company, its further analysis suggested a valuation of the Company of less than $19 per Share compared to its initial indication of interest of at least $20 per Share.

    On November 15, PaineWebber was advised by the second of the parties in the Final Group that, following its review of the Company's operations and prospects, its revised valuation estimate was in the range of $19 to $20 per share. On November 18, 1996, PaineWebber was advised by such party that it would require an additional two weeks to complete its due diligence investigation and, as a result, would not be able to submit a final offer and a mark-up of a definitive Agreement and Plan of Merger and Stockholder Agreement by November, 19, 1996, the date previously requested for such submissions by PaineWebber. In a conversation on November 20, 1996 with PaineWebber, a representative of such party indicated that its final valuation range would ultimately be lower than $19 per Share and that there was no certainty that even with two additional weeks of due diligence, it would be able to submit a final offer. On November 22, 1996, a representative of this party sent a letter to PaineWebber stating that, after further review of the information provided by the Company and discussion among its senior management, it had decided not to pursue an acquisition proposal for the Company.

    During the morning of November 18, 1996, the Company's Chief Executive Officer received a telephone call from a party (the "Other Party") in response to a call placed by the Company's Chief Executive Officer to the Other Party on October 21, 1996. The Other Party had previously submitted, in a letter dated January 18, 1996, an indication of interest to acquire the Company at a price of $18.75 per Share. In the November 18, 1996 call, a representative of the Other Party inquired about the status of the Company's ongoing process of exploring alternatives to maximize stockholder value and was made generally aware of the status of the process, including the time frame in which alternatives were being evaluated by the Company. The representative from the Other Party was also told that, if it was interested in an acquisition of the Company, the Other Party should promptly initiate its consideration of a transaction. In response to an inquiry from the Company's financial advisor, the Other Party indicated that, in light of the improvement in the Company's operations since the date of its initial indication of interest, subject to due diligence investigation, the Other Party would probably be willing to offer a per Share amount greater than the amount indicated in its January 18, 1996 letter. To facilitate the Other Party's due diligence investigation, PaineWebber offered, over the course of a number of conversations on November 18 and November 19, to deliver the relevant information available in the data room that the Other Party might need to evaluate the opportunity further. PaineWebber also offered to make the data room and the Company's management available to meet with representatives of the Other Party. On November 20, 1996, the Other Party advised PaineWebber that, after further consideration, and due to the expedited time frame, it would not be able to proceed at this stage with its due diligence process but would deliver a letter to the Company stating its continuing interest in a potential acquisition of the Company. In a letter dated November 20, 1996, the Other Party submitted a non-binding expression of interest to acquire the Company at a price equal to at least $20 per Share. The Other Party's proposal was subject to a number of conditions, including (i) obtaining corporate approvals, (ii) the completion of due diligence and (iii) the negotiation and execution of a mutually acceptable definitive purchase agreement. The letter stated that the Other Party would be prepared to submit a definitive proposal within four weeks of access to confidential information and the Company's management.

    On November 20, 1996, the Parent submitted a binding proposal to acquire all the outstanding Shares of the Company at a price of $18 per Share, which proposal assumed that the Company's previously declared quarterly dividend to stockholders of record on December 2, 1996, would not be paid. The Parent submitted, together with its proposal, its mark-up of a definitive Agreement and Plan of Merger, providing for an all-cash tender offer to be followed by a back-end merger at the same price, and Stockholder Agreement, providing that McKesson would tender, or cause to be tendered, all of the Shares owned by it, each of which agreements had been previously furnished to Parent.

    On November 21, 1996, representatives of McKesson, the Company, Skadden, Arps, Meagher, Slate & Flom LLP ("Skadden, Arps") and PaineWebber held conversations to evaluate the proposal that had been received from Parent. That same day, a representative of PaineWebber contacted Parent's financial advisor and stated that, although Parent's proposal did not contain financing and anti-trust-related risks associated with other business combination transactions that might be available to the Company, the Parent needed to work on value and the certainty of closing set forth in Parent's proposal.

    On November 22, 1996, a representative of PaineWebber advised a representative of the Parent's financial advisor that he believed that, if the Parent were willing to (i) increase its indicated offer price to $19.25 per Share (inclusive of the payment of the previously declared quarterly dividend of $0.16 per Share) and (ii) amend the mark-up of the proposed Merger Agreement to reflect terms more customary for transactions involving the business combination of a publicly traded company, PaineWebber would recommend to the Company a business combination with the Parent.

    That same day, a representative of the Parent's financial advisor stated to a representative of PaineWebber that the Parent was prepared to increase its offer to $19.09 per Share and permit the payment of the previously declared quarterly dividend of $0.16 per Share. After additional conversations between representatives of Skadden, Arps and Parent's outside counsel regarding the terms of the proposed Merger Agreement, contract negotiations with Parent were scheduled for November 24, 1996.

    During this period, representatives of PaineWebber and the Company's management periodically provided information to members of the Company Board concerning the progress of discussions with Parent. During the afternoon of November 22, 1996, the two independent members of the Company Board unaffiliated with McKesson held separate telephonic meetings with the Company's Chief Executive Officer, a representative of McKesson and a representative of PaineWebber. During this informational telephone call, the independent directors were provided an update of recent events and discussions with both Parent and the Other Party. Following these telephone calls with the independent members of the Company Board, the Company's Chief Executive Officer called a representative of the Other Party to advise that developments with respect to a possible transaction with the Company had accelerated and that the Other Party, if it continued to be interested, should expedite its consideration of a transaction. The Company's Chief Executive Officer was advised that the Other Party would not pursue a transaction with the Company at this time and would await the outcome of the process.

    Negotiations between the Company and Parent continued through November 26, 1996, culminating in the Company and McKesson agreeing upon forms of a definitive Merger Agreement and Stockholder Agreement, respectively, to be presented for review by separate meetings of the Company Board and the Board of Directors of McKesson scheduled for November 26, 1996.

    On the morning of November 26, 1996, after completion of the negotiations concerning the proposed Agreement and Plan of Merger and Stockholder Agreement, the Board of Directors of McKesson (the "McKesson Board") held a meeting to review, with the advice and assistance of McKesson's legal advisors and PaineWebber, the proposed Agreement and Plan of Merger and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreement and other potential alternatives, including the non-binding expression of interest that had been received from the Other Party, as set forth in its letter dated November 20, 1996. Following a number of questions from, and discussion among, the directors, the McKesson Board unanimously (i) approved the disposition of the Shares owned by McKesson pursuant to the Merger Agreement;
(ii) determined that the disposition of such Shares pursuant to the Merger Agreement is expedient and in the best interests of McKesson and its stockholders; and (iii) approved the Stockholder Agreement and the transactions contemplated thereby.

    Following the conclusion of the meeting of the Board of Directors of McKesson, the Company Board held a meeting to review, with the advice and assistance of the Company's legal advisors and PaineWebber, the proposed Agreement and Plan of Merger and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreement and other potential alternatives, including the expression of interest from the Other Party. At the meeting, Skadden, Arps reviewed the terms of the Merger Agreement and PaineWebber rendered to the Company Board its written opinion that, based upon and subject to various considerations and assumptions set forth therein, the cash consideration of $19.09 per Share to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. Following a number of questions from, and discussion among, the directors, the Company Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the Company's stockholders, and (iii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

    Immediately following the conclusion of the two Board meetings, the parties thereto executed the Merger Agreement and the Stockholder Agreement. The Company, McKesson and the Parent issued press releases announcing the transactions shortly before the closing of the New York Stock Exchange and Nasdaq on November 26, 1996. An amendment to the Merger Agreement, dated as of December 1, 1996 clarifying the treatment of the Services Agreement was subsequently entered into among the Company, Parent and the Purchaser.

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Company Board considered a number of factors including the following:

        (i) the familiarity of the Company Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which the Company operates, based, in part, upon presentations by management of the Company, including the prospects if the Company were to remain independent;

        (ii) the Company's competitive position and current trends in the automotive aftermarket industry;

        (iii) the terms of the Merger Agreement and Stockholder Agreement, including the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all stockholders of the Company to obtain cash for their Shares concurrently at the earliest possible time;

        (iv) the results of the process undertaken to identify and solicit proposals from third parties to enter into a transaction with Company;

        (v) the non-binding expression of interest received from the Other Party was subject to significant conditions, including the completion of due diligence and the obtaining of internal approvals, and the delays and uncertainties related thereto in comparison with the Company's receipt of a fully financed, binding proposal from the Parent;

        (vi) the offer price of $19.09 per Share was in excess of the highest closing sales price for the Shares as quoted on the Nasdaq National Market System over the preceding fifty-two weeks;

        (vii) the presentation of PaineWebber at the November 26, 1996 meeting of the Company Board and the opinion of PaineWebber to the effect that as of the date of the opinion, the $19.09 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of PaineWebber, which sets forth the factors considered and the assumptions made by PaineWebber, is attached hereto, is filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the opinion of PaineWebber carefully in its entirety;

        (viii) the fact that McKesson, as holder of approximately 54.4% of the Shares, was prepared to endorse the terms of the Merger Agreement and the Stockholder Agreement, which provide that McKesson would receive the same consideration per Share with the same timing of receipt as would all other holders of Shares, thereby ensuring that the public stockholders would participate in any control premium realized in connection with the Offer and the Merger;

        (ix) the termination provisions of the Merger Agreement, the incorporation of which was a condition of the Parent's proposal, providing that the Parent could be entitled to a termination fee of $11.0 million upon the termination of the Merger Agreement under certain circumstances, including as a result of the withdrawal of the Company Board's recommendation with respect to the Offer and the Merger;

        (x) the Merger Agreement permits the Company Board (a) to participate in discussions or negotiations with or furnish information to any third party if the Company Board determines in good faith, after consultation with its counsel, that the failure to participate in such discussions or negotiations or to furnish such information may constitute a breach of the Company Board's fiduciary duties under applicable law and (b) to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

        (xi) the Stockholder Agreement may be terminated by termination of the Merger Agreement, whether in accordance with its terms by a party thereto or by mutual agreement of the parties thereto;

        (xii) the representation and warranty of the Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger; and

        (xiii) the availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

    The Company Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    PaineWebber was retained, pursuant to the terms of a letter agreement, dated September 25, 1996, to undertake an analysis to enable PaineWebber to provide an opinion to the Company Board as to the fairness to the stockholders of the Company, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the terms of the Merger Agreement. The Company has agreed to pay PaineWebber the following fees: (a) in connection with rendering its fairness opinion, a fee in the amount of $500,000, payable on the date that PaineWebber delivers its opinion, which fee is payable without regard to the conclusion set forth in such opinion, and (b) a transaction fee in the amount of $2,900,000, payable upon the closing of the sale transaction and from which the fairness opinion fee will be deducted. The Company has also agreed to reimburse PaineWebber for all its out-of-pocket expenses, including the fees and expenses of its legal counsel, in an amount not to exceed $100,000 and to indemnify PaineWebber for certain liabilities arising out of the rendering of its opinion.

    In addition, PaineWebber is currently acting as financial advisor to McKesson on an unrelated assignment and will receive a fee upon consummation of such other assignment. In the ordinary course of business, PaineWebber may trade the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    DGCL 203

    Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby, including the Offer and the Merger, for the purposes of
Section 203 of the DGCL.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
------------
Exhibit 1     Agreement and Plan of Merger, dated as of November 26, 1996, by and among Armor
                All Products Corporation, The Clorox Company and Shield Acquisition
                Corporation.
Exhibit 1.1   First Amendment to the Agreement and Plan of Merger, dated as of December 1,
                1996, by and among Armor All Products Corporation, The Clorox Company and
                Shield Acquisition Corporation.
Exhibit 2     Stockholder Agreement, dated as of November 26, 1996 by and among McKesson
                Corporation, The Clorox Company and Shield Acquisition Corporation.
Exhibit 3     Confidentiality Agreement, dated October 10, 1996, by and among Armor All
                Products Corporation, McKesson Corporation and The Clorox Company.
Exhibit 4     Pages 2 through 16 of Armor All Products Corporation's Proxy Statement dated
                June 18, 1996 relating to its Annual Meeting of Stockholders.
Exhibit 5     Tax Allocation Agreement.
Exhibit 6     Form of Indemnity Agreement.
Exhibit 7     Press Release issued by Armor All Products Corporation dated November 26, 1996.
Exhibit 8     Press Release issued by The Clorox Company, dated November 26, 1996.
Exhibit 9     Letter to Stockholders of Kenneth M. Evans, dated December 2, 1996.*
Exhibit 10    Opinion of PaineWebber Incorporated, dated December 2, 1996.*

------------------------

*   Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1996

                                          By: /s/ Kenneth M. Evans
                                          --------------------------------------

                                          Kenneth M. Evans
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                      SCHEDULE I

                         ARMOR ALL PRODUCTS CORPORATION

                                6 LIBERTY DRIVE

                         ALISO VIEJO, CALIFORNIA 92656

                       INFORMATION STATEMENT PURSUANT TO

                        SECTION 14(f) OF THE SECURITIES

                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about December 2, 1996 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Armor All Products Corporation (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

    On November 26, 1996, the Company, Shield Acquisition Corporation, a Delaware corporation (the "Purchaser"), and The Clorox Company, a Delaware corporation ("Parent"), entered into an Agreement and Plan of Merger, as amended, (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for any and all outstanding Shares at a price of $19.09 per Share, net to the seller in cash, without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, the Parent shall be entitled to designate directors (the "Parent Designees") on the Company Board as will give the Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers-Right to Designate Directors; The Parent Designees."

    The following information is based on the Company's Proxy Statement, dated as of June 18, 1996, and except as indicated, such information is given as of that date.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 2, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on December 30, 1996, unless the Offer is extended.

    The information contained in this Information Statement concerning the Parent and the Purchaser has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 30, 1996, there were 21,369,447 Shares outstanding. The Company Board currently consists of seven members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    The Merger Agreement provides that promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, the Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors described in this paragraph) and (ii) the percentage that the voting power represented by such number of Shares so purchased bears to the voting power represented by the total number of outstanding Shares, and the Company has agreed to take all action necessary to cause to be created vacancies for that number of directors which the Parent is entitled to designate and, with respect to each vacancy created, to take all action necessary to effect the election of the Parent Designees. Notwithstanding the foregoing, the Company and the Parent will use their respective best efforts to ensure that at least three of the members of the Company Board shall, at all times prior to the Effective Time, be Continuing Directors (as defined in the Merger Agreement).

    The Parent has informed the Company that it will choose the initial Parent Designees from among William F. Ausfahl, Edward A. Cutter, G.E. Johnston and Karen M. Rose. Certain information with respect to such persons is included on
Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Parent has informed the Company that each of such individuals has consented to act as a director, if so designated. The information with respect to such individuals on such Schedule I is incorporated herein by reference. If necessary, the Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

    Based solely on the information set forth in Section 9 ("Certain Information concerning the Parent and the Offeror") included in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of the Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than December 30, 1996, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

    The following table sets forth certain information with respect to the current directors of the Company as of November 30, 1996.

                            DIRECTOR
NAME                  AGE    SINCE                      PRINCIPAL OCCUPATION OR EMPLOYMENT AND DIRECTORSHIPS
--------------------  ---   -------- ------------------------------------------------------------------------------------------
William A.            55      1991   Vice President Human Resources and Administration of McKesson Corporation ("McKesson")
Armstrong...........                 since April 1, 1993; Vice President Administration from January 1992 to April 1993; Vice
                                     President from July 1991 until January 1992; Executive Assistant to the Office of the
                                     Chief Executive from April 1990 until January 1992. Mr. Armstrong is a member of the
                                     Compensation Committee of the Company.

Jon S. Cartwright...  59      1993   Director Emeritus and Senior Adviser of the Center for Telecommunications Management
                                     ("CTM"), a research, education and publishing center affiliated with the University of
                                     Southern California ("USC") Graduate School of Business Administration, since January
                                     1995. Executive Director of CTM from January 1990 to January 1995; Professor of Management and Organization at the USC Graduate School of Business Administration from January 1992 to January 1995, and Associate Professor from January 1990 to January 1992. Mr. Cartwright is Chairman of the Audit Committee of the Company and a member of the Compensation
                                     Committee of the Company.

Kenneth M. Evans....  55      1991   President and Chief Executive Officer since April 1991. Mr. Evans is also a director of the O'Brien Corporation.

David L. Mahoney....  42      1992   Vice President of McKesson since 1990, and President Pharmaceutical and Retail Services since August 1996. President of McKesson's Pharmaceutical Services Group from February to
                                     August 1996. President of McKesson's Healthcare Delivery Systems, Inc. subsidiary from
                                     September 1994 until December 1995, Vice President Strategic Planning of McKesson from
                                     July 1990 to September 1994. Mr. Mahoney is a Director of Cytel Corporation.

David E. McDowell...  54      1992   Chairman of the Board since April 1992. Chairman and CEO of Medaphis Corporation since
                                     October 31, 1996. Employed as a Senior Adviser to McKesson from May to October 1996;
                                     formerly he was President, Chief Operating Officer and a director of McKesson from January
                                     1992 until he resigned effective May 20, 1996. Vice President and General Manager, Quality
                                     and Chief Information Officer of International Business Machines Corporation ("IBM") from
                                     November 1990 until January 1992; President of IBM's National Service Division from July
                                     1987 until November 1990. He is also a director of Medaphis Corporation. Mr. McDowell is
                                     Chairman of the Compensation Committee of the Company and a member of the Audit Committee of the Company.

                            DIRECTOR
NAME                  AGE    SINCE                      PRINCIPAL OCCUPATION OR EMPLOYMENT AND DIRECTORSHIPS
--------------------  ---   -------- ------------------------------------------------------------------------------------------
Karen Gordon Mills..  42      1994   President of MMP Group, Inc., a management company providing consulting and investment banking services, since 1993; Managing Director and Chief Operating Officer, Industrial
                                     Group, E. S. Jacobs & Company, from 1983 to 1993. Director of Triangle Pacific Corp.,
                                     Arrow Electronics, Inc., Telex Communications, Inc., and The Scotts Company. Ms. Mills is
                                     a member of the Audit Committee of the Company.

Alan Seelenfreund...  60      1986   Chairman of the Board and Chief Executive Officer of McKesson since November 1989. He is also a director of McKesson and Pacific Gas and Electric Company.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth certain information with respect to the current executive officers of the Company as of November 30, 1996.

NAME                    AGE                            POSITION WITH COMPANY AND BUSINESS EXPERIENCE
----------------------  --- ---------------------------------------------------------------------------------------------------
David E. McDowell.....  54  Chairman of the Board since April 1992. Chairman and CEO of Medaphis Corporation since October 31,
                            1996. Employed as a Senior Adviser to McKesson from May to October 1996; formerly he was President,
                            Chief Operating Officer and a director of McKesson from January 1992 until he resigned effective
                            May 20, 1996. Vice President and General Manager, Quality and Chief Information Officer of IBM from
                            November 1990 until January 1992; President of IBM's National Service Division from July 1987 until
                            November 1990. He is also a director of Medaphis Corporation. Mr. McDowell is Chairman of the
                            Compensation Committee of the Company and a member of the Audit Committee of the Company.

Kenneth M. Evans......  55  President and Chief Executive Officer and a Director since April 1991. Service with the Company--5 years.

Michael G.              57  Executive Vice President and Chief Financial Officer since September 1995; Executive Vice President
McCafferty............      and Chief Financial Officer of Mattel, Inc. from 1993 to 1995; Senior Vice President and Treasurer of Mattel, Inc. from 1985 to 1993. Service with the Company--1 year.

Michael A. Caron......  45  Senior Vice President since October 1991; President of Armor All International, a division of the
                            Company, since August 1993; Senior Vice President, Marketing from October 1991 to August 1993 and
                            Senior Vice President, Marketing/International Operations from April 1989 to October 1991. Service with the Company--11 years.

Gayle F. Metzler......  42  Vice President, Human Resources since 1992; Vice President, Personnel and Administration from 1988 to 1992. Service with the Company--18 years.

Gordon Hyde...........  42  Vice President, Operations since July 1996. Service with the Company--4 months.

    There are no family relationships between any of the executive officers or directors of the Company. The executive officers are elected annually to serve until the first meeting of the Company Board following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

    There are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

    There have been no events under any bankruptcy act, no original proceedings, and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Company Board has designated two standing committees--an Audit Committee and a Compensation Committee. The members of each standing committee are appointed by the Company Board and serve a term coexistent with that of the Company Board that appointed such committee.

    The Audit Committee, composed of three directors, held two meetings during the year ended March 31, 1996. The Audit Committee recommends to the Company Board the retention or discharge of the Company's independent auditors and reviews the scope, extent and procedures of the audit and the fees to be paid therefor. The Audit Committee also reviews the audit results, and approves the audited financial statements and recommends to the Company Board their inclusion in the annual report to stockholders; consults with the independent auditors, the internal auditors and management on the adequacy of internal accounting controls; and performs such other functions as may be necessary in the efficient discharge of its duties.

    The Compensation Committee, composed of three directors, held five meetings during the year ended March 31, 1996. The Compensation Committee serves as the administrative committee for the Company's stock option plan, restricted stock plan, deferred compensation plan, and all other incentive plans; reviews and makes recommendations to the Company Board with respect to the salary and other terms and conditions of employment of the Chief Executive Officer and approves salaries and other terms and conditions of employment of all other officers and of other employees of the Company above specified salary grades, and examines and makes recommendations to the Company Board regarding the Company's overall compensation program for managerial level employees.

    The Company Board held six meetings during the year ended March 31, 1996. Attendance at Company Board and Committee meetings combined averaged approximately 94%. Each director, except for Mr. Seelenfreund, attended more than 75% of the combined total meetings of the Company Board and Committees of the Company Board on which the director served at any time during the year.

COMPENSATION OF DIRECTORS

    During the fiscal year ended March 31, 1996, each director who was not an employee of the Company or of McKesson received an annual retainer of $15,000, payable quarterly; a stipend of $1,000 for each Company Board or Committee meeting attended; and reimbursement for all expenses incurred in attending such meetings. Directors who are employees of the Company or of McKesson receive no additional compensation for their services as members of the Company Board or any Company Board Committee. In addition, the nonemployee directors also receive nonqualified stock options under the provisions of the 1986 Stock Option Plan, which provide that each nonemployee director, on the date of the Annual Meeting of Stockholders at which he or she is first elected to the Company Board, is to receive an option to purchase 5,000 shares of Common Stock, which is immediately exercisable in full but expires in five equal annual installments. On the date of each subsequent annual meeting, each continuing nonemployee director automatically receives an option to purchase an additional 1,000 shares, which is immediately exercisable in full. Subject to the above-mentioned expiration provisions, the term of each option is five years.

    Under the Company's Deferred Compensation Administration Plan (the "DCAP"), any director entitled to compensation for services as a director may make an irrevocable election to defer receipt of all or a portion of his or her annual retainer and meeting fees, (but not less than $5,000), until such person ceases to be a director or attains age 65, whichever is later, or at such other time as is specified by the director, after which payments are made in any number of approximately equal annual installments over such period of years, not exceeding fifteen, as is elected by the director. In the event of a change in control of the Company (as defined in the DCAP) deferred funds shall be distributed immediately upon the effective date of the change. One director currently participates in the DCAP.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    David E. McDowell, Chairman of the Compensation Committee, was employed by McKesson as a Senior Adviser during the fiscal year ended March 31, 1996, and William A. Armstrong, a member of the Committee, is Vice President Human Resources and Administration of McKesson. The third member of the Committee, Jon
S. Cartwright, is an independent outside director. See Certain Relationships and Related Transactions.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation for services in all capacities to the Company for the three fiscal years ended March 31, 1994, 1995 and 1996 of the Chief Executive Officer, and each of the other four most highly compensated executive officers of the Company in fiscal year 1996.

                                                                                          LONG-TERM COMPENSATION
                                                                                   -------------------------------------
                                                                                            AWARDS
                                                    ANNUAL COMPENSATION            ------------------------    PAYOUTS
                                          ---------------------------------------  RESTRICTED                -----------
                                                                    OTHER ANNUAL      STOCK                     LTIP
NAME AND PRINCIPAL                                                  COMPENSATION     AWARDS      OPTIONS/      PAYOUTS
POSITION(1)                      YEAR      SALARY($)    BONUS($)       ($)(2)        ($)(3)       SARS(#)        ($)
-----------------------------  ---------  -----------  -----------  -------------  -----------  -----------  -----------
Kenneth M. Evans,                   1996   $ 312,000    $       0    $35,428(5)     $  81,875       15,000    $       0
  President and CEO                 1995     300,000      170,000        --           118,250       20,000       91,530
                                    1994     285,000      290,000        --           347,900       15,000      112,500

Michael G. McCafferty,              1996     134,615            0        --            49,125       35,000            0
  Executive Vice President
  and Chief Financial
  Officer(6)

Michael A. Caron,                   1996     177,500            0        --            32,750        6,500            0
  Senior Vice President             1995     169,000       47,000        --            43,000        7,000       44,800
  and President of Armor            1994     163,600       54,000        --            43,050        3,000       56,900
  All International

Donald N. Weinberger,               1996     151,000            0        --                 0            0            0
  Vice President
  Operations(6)

Steven L. Kliff,                    1996     165,212            0        --                 0            0            0
  Senior Vice President             1995     175,000       47,000        --            43,000        6,500       41,000
  Consumer Products(6)              1994     158,250       70,000        --            61,500        5,000            0


                                 ALL OTHER
NAME AND PRINCIPAL             COMPENSATION
POSITION(1)                       ($)(4)
-----------------------------  -------------
Kenneth M. Evans,                $  13,646
  President and CEO                 50,154
                                    32,508
Michael G. McCafferty,                   0
  Executive Vice President
  and Chief Financial
  Officer(6)
Michael A. Caron,                   10,298
  Senior Vice President             37,247
  and President of Armor            21,332
  All International
Donald N. Weinberger,                9,268
  Vice President
  Operations(6)
Steven L. Kliff,                     4,685
  Senior Vice President             29,413
  Consumer Products(6)               9,368

------------------------------

(1) Mr. McDowell, who serves as Chairman of the Board of the Company, receives no compensation from the Company.

(2) Except as noted in the footnotes below, the dollar value of perquisites and other personal benefits for each named executive officer during fiscal year 1996 was less than established reporting thresholds.

(3) All shares awarded in fiscal years 1996 and 1995 were performance-based and the restrictions will lapse at the end of fiscal years 2000 and 1999, respectively, if the Company meets specified financial goals. Of the restricted shares awarded in fiscal year 1994, 12,500 shares awarded to Mr. Evans, are being released in annual increments of 25% beginning one year after the date of the award, provided that Mr. Evans remains in the employment of the Company on the dates on which the restrictions lapse. The remaining restricted shares awarded in fiscal year 1994 were performance-based and will be released at the end of fiscal year 1998 if the Company attains a specified goal of compounded growth in profit before tax for the four-year period ending on March 31, 1998. Dividends are paid on the shares at the same rate as paid to all other stockholders. The 1988 Restricted Stock Plan provides that, in the event of a change in control of the Company or of McKesson (as defined in the plan), all restrictions on outstanding restricted stock grants shall immediately lapse. As of March 31, 1996, the number of shares of restricted stock outstanding to each named executive officer and the market value of the shares (based upon the closing stock price of $16.375 on Friday, March 29, 1996), respectively, were as follows: Mr. Evans, 33,050 and $541,194; Mr. McCafferty, 3,000 and $49,125;
    Mr. Caron, 8,600 and $140,825; Mr. Weinberger, 5,400 and $88,425; and Mr.
    Kliff, 0 and $0.

(4) For fiscal year 1996, includes the aggregate value of (i) the Company's matching stock contributions under the Profit-Sharing Investment Plan ("PSIP"), a plan designed to qualify as an employee stock ownership plan under the Internal Revenue Code (the "Code"), allocated to the accounts of the named executive officers, as follows: Mr. Evans, $1,800; Mr. Caron, $1,800; and Mr. Weinberger, $1,800; (ii) employer matching cash contributions under the Supplemental PSIP, an unfunded, nonqualified plan established because of limitations on annual contributions to the PSIP contained in the Code, as follows: Mr. Evans, $4,794; Mr. Caron, $908; and Mr. Weinberger, $780; (iii) stock contributions made by McKesson to the named executives' ESOP accounts under the McKesson PSIP, as follows: Mr. Evans, $7,052; Mr. Caron, $7,120; Mr. Weinberger, $6,688; and Mr. Kliff, $4,685; and (iv) above-market interest accrued on deferred compensation for Mr. Caron in the amount of $470.

(5) Includes $13,618 imputed interest on the loan to Mr. Evans described under "Indebtedness of Executive Officers" on page 21.

(6) Mr. McCafferty's employment with the Company commenced on September 11, 1995; Mr. Weinberger became an executive officer on September 1, 1995 and his employment with the Company terminated in June 1996; and Mr. Kliff's employment with the Company terminated on January 31, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                 INDIVIDUAL GRANTS
                                                ----------------------------------------------------
                                                               % OF TOTAL                               GRANT DATE
                                                                 OPTIONS                                   VALUE
                                                               GRANTED TO                             ---------------
                                                                EMPLOYEES   EXERCISE OR                 GRANT DATE
                                                OPTIONS/SARS    IN FISCAL   BASE PRICE   EXPIRATION       PRESENT
NAME                                            GRANTED(#)(1)     YEAR        ($/SH)        DATE         VALUE(2)
----------------------------------------------  -------------  -----------  -----------  -----------  ---------------
Kenneth M. Evans..............................       15,000          7.16    $   16.00      1/23/06     $    60,720

Michael G. McCafferty.........................       25,000         11.93        17.50      9/20/05         110,688

                                                     10,000          4.77        16.00      1/23/06          40,480

Michael A. Caron..............................        6,500          3.10        16.00      1/23/06          26,312

Donald N. Weinberger(3).......................            0             0            0            0               0

Steven L. Kliff(3)............................            0             0            0            0               0

------------------------

(1) During fiscal year 1996, options to purchase an aggregate of 211,500 shares were granted to 59 optionees at option prices ranging from $16.00 to $19.25 with a weighted average option price of $16.48. All options granted to employees are for ten-year terms and are granted at fair market value and exercisable in installments of 25% per year beginning one year after the date of grant, except that the grant of 25,000 shares to Mr. McCafferty on September 20, 1995, at the exercise price of $17.50 per share, vests in full on the first anniversary of the date of grant. Optionees may satisfy the exercise price by submitting currently owned shares and/or cash. Income tax withholding obligations may be satisfied by electing to have the Company withhold shares otherwise issuable under the option with a fair market value equal to such obligations. The Company has not granted any stock appreciation rights.

(2) In accordance with Securities and Exchange Commission rules, a modified Black-Scholes option pricing model was chosen to estimate the grant date present value of 25.3% for the options set forth in this table. The assumptions used in calculating the reported value include: stock volatility, 35.09%; interest rate, 5.65%; annual dividend, $.64; exercise period, 10 years; reductions of approximately 9.61% to reflect the probability of forfeiture due to termination prior to vesting, and approximately

    10.37% to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date. The Company does not believe that the Black-Scholes model, or any other model, can accurately determine the value of an option. Accordingly, there is no assurance that the value realized by an executive, if any, will be at or near the value estimated by the Black-Scholes model. Future compensation resulting from option grants is based solely on the performance of the Company's stock price.

(3) Mr. Weinberger became an executive officer on September 1, 1995 and his employment with the Company terminated in June 1996; Mr. Kliff's employment with the Company terminated on January 31, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                               SHARES ACQUIRED                                          NUMBER OF UNEXERCISED  VALUE OF UNEXERCISED
                                 ON EXERCISE                    VALUE REALIZED               OPTIONS AT        IN-THE-MONEY OPTIONS
                        ------------------------------  ------------------------------     FISCAL YEAR-END      AT FISCAL YEAR-END
         NAME            EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE            (#)                  ($)(1)
----------------------  -------------  ---------------  -------------  ---------------  ---------------------  ---------------------
Kenneth M. Evans              --0--       $   --0--          90,000          45,000           $ 305,000              $   5,625

Michael G. McCafferty         --0--           --0--           --0--          35,000               --0--                  3,750

Michael A. Caron              --0--           --0--          34,938          15,312              86,581                  2,438

Donald N.
  Weinberger(2)               2,825          16,306          23,600           6,875              10,781                  --0--

Steven L. Kliff(2)            --0--           --0--          18,563           --0--              34,125                  --0--

------------------------------

(1) Calculated based upon the fair market value share price of $16.375 on Friday, March 29, 1996, less the share price to be paid on exercise. There is no guarantee that if and when these options are exercised they will have this value.

(2) Mr. Weinberger became an executive officer on September 1, 1995 and his employment with the Company terminated in June 1996; Mr. Kliff's employment with the Company terminated on January 31, 1996.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Company's executive compensation program is administered by the Compensation Committee (the "Committee") of the Company Board. The Committee is composed of three directors. One of the members is an employee of McKesson, one is an officer of McKesson and the third is an independent outside director. The Committee is responsible for administering the Company's stock option and restricted stock plans, reviewing and making recommendations to the full Company Board with respect to the salary, incentive compensation and other terms and conditions of employment of the Chief Executive Officer and approving salaries, incentive compensation and other terms and conditions of employment of the other executive officers named in the Summary Compensation Table (the "executive officers") and other officers and key employees of the Company in and above specified salary grade levels.

    The following report was prepared by the members of the Committee (whose names appear at the end of the report) to provide the Company's stockholders with an explanation of the Company's compensation policies, and the criteria used in designing compensation programs and setting compensation levels for the executive officers, and specifically, the compensation of the Chief Executive Officer during fiscal year 1996.

    In its deliberations concerning compensation of executive officers, the Committee considers the following factors: (1) the Company's performance in comparison with previously set objectives and against the prior year's achievement, (2) the individual performance of each executive officer, (3) a number of comparative compensation surveys, which are supplied by professional compensation consultants approved by the Committee and retained by the Company for this purpose, and other material concerning compensation levels and stock grants at similar companies, such as compensation information disclosed in the proxy statements of other companies, (4) the overall competitive environment for executives and the level of compensation needed to attract and retain executive talent, and (5) the recommendations of professional compensation consultants. Companies used in comparative analyses for executive compensation purposes are selected with the assistance of these professional compensation consultants. Such companies represent a broad cross-section of consumer product companies and are selected based on a variety of factors including similarity in financial attributes, size and complexity to the Company. The companies used in comparative analyses for executive compensation purposes include some of the companies in the Peer Group Index used in the Performance Graph, as well as other companies. The Committee relies on a broad array of companies in various industries for comparative analysis of executive compensation because it believes that the Company's competitors for executive talent are more varied than the companies included in the Peer Group Index chosen for comparing stockholder return in the Performance Graph.

    The Company's compensation program is designed to enhance stockholder value by linking a large part of the executives' compensation directly to performance. The objective is to provide base salary for executives at approximately the 60th percentile for executives at similar companies, while providing an opportunity to achieve total compensation (including base salary, annual bonus and long-term incentives) at the 75th percentile or above for exceptional performance.

                           COMPONENTS OF COMPENSATION

    The Company's compensation package consists of base salary, a short-term incentive plan, and long-term incentives (stock and cash). Base pay is reviewed annually. Actual base salary is based on individual performance, competitive pay practices and level of responsibility. Competitive pay practices are determined through job evaluation and market comparisons. The fiscal year 1996 salaries of executive officers were determined primarily on the basis of each executive officer's performance and responsibility, the Corporation's performance, and competitive salary level market data. Increases in fiscal year 1996 salaries reflected the Committee's determination that compensation levels should be increased to remain competitive, given each executive officer's performance, the Company's performance in fiscal year 1996 and the competitive environment for executive talent.

    The Short-Term Incentive Plan ("STIP") rewards participants for reaching profit targets related to required rates of return. For fiscal year 1996, the measures included goals for pre-tax income at specified levels of investment. Individual executives' target values vary by level of responsibility, are set as a percentage of base salary and are competitive with those paid to executive officers at companies in the comparison group. The annual incentive award an executive officer is eligible to receive can range from zero to three times the incentive award percentage assigned to his or her position. STIP awards were not paid to the executive officers for fiscal year 1996, because the Company's financial performance was below the targets set forth in the plan.

    The Company has three executive compensation plans to help achieve long-term performance objectives. The three plans are the Stock Option Plan, the Restricted Stock Plan and the Long-Term Incentive Plan ("LTIP"). One-third of competitive long-term incentive value is intended to be provided by stock options, one-third by restricted stock and one-third by the cash LTIP. The LTIP provides cash awards based solely on the Company's results over three-year periods. Goals for this plan are set annually for the successive three-year period. These goals are designed to focus an executive officer's attention on long-term growth balanced with return to stockholders. The measures of financial performance currently in use for the LTIP are profit before tax in excess of a specified percentage return on assets employed. LTIP awards were not paid to the executive officers for the three-year period ended March 31, 1996, because the Company's financial performance was below the minimum targets required for payout under the plan. No further performance periods remain open under the LTIP which has been discontinued as an element of compensation for executive officers.

    In March 1996, the Board of Directors established an incentive plan for strategic business unit managers, including certain officers, for fiscal year 1997 ("FY1997 Incentive Plan"). The FY1997 Incentive Plan provides for performance awards payable in cash upon achievement of predetermined earnings per share targets for fiscal year 1997. Payment of the cash awards, if earned, will be paid in two equal installments--50% at the end of fiscal year 1997 and 50% at the end of fiscal year 1998.

    The Company's 1986 Stock Option Plan is designed to strengthen the link between the interests of stockholders and management. Stock options are generally granted annually and provide executives a ten-year period, subject to specified vesting requirements, to purchase shares of Common Stock at the full market price of the stock on the day the option is granted. Annual grants are generally equal to the target percent of pay described above modified by performance. In addition, the Committee considers the size of prior grants, but does not take into account the number of options currently held by an executive officer in determining annual award levels. The number of options needed to provide the target percent of pay is determined by use of a modified Black-Scholes model for valuing stock options.

    The Company's 1988 Restricted Stock Plan was established to provide strong incentive for highly qualified executives to remain with the Company as well as to strengthen their link to stockholders through increased stock ownership. Grants of restricted stock are considered annually. The current general practice is for restrictions to lapse only if performance goals are met during a four-year period. The measure used to determine if restrictions will lapse on the performance-based shares awarded in fiscal year 1996 will be the compounded increase in profit before tax over a four-year period.

    The Company has not yet adopted a policy regarding the recently enacted $1 million annual limitation on the federal income tax deductibility of compensation paid to any executive officer. However, it has been determined that the new limitations did not impact the Company in fiscal year 1996. At the present time, there are no executive officers whose compensation meets or exceeds the $1 million annual limit nor is it expected that an executive officer will reach this limit in fiscal year 1997. The Committee's present intention is to comply with the requirements of Section 162(m) unless the Committee concludes that required changes would not be in the best interests of the Company or its stockholders.

           COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

    During fiscal year 1996, the Committee reviewed the performance of the President and CEO, Kenneth M. Evans, and approved his stock option and restricted stock awards using the same criteria that were used to determine awards for the executive officers discussed at the beginning of this report. Mr. Evans' compensation for fiscal year 1996 is shown in the Summary Compensation Table.

    On April 1, 1995, the Committee, with the concurrence of the full Company Board, increased Mr. Evans' annual salary from $300,000 to $312,000 based on the Company's performance for fiscal year 1995 and competitive market data on salary levels. Given the Company's disappointing operating results in fiscal year 1996, Mr. Evans, at his request, did not receive a salary increase at the end of the year. Additionally, since the profit targets established under the STIP and the performance goals established under the LTIP for the respective one-year and three-year incentive periods ended March 31, 1996 were not met, no awards were paid to Mr. Evans under either plan in fiscal year 1996.

    The stock option award to Mr. Evans made in January 1996 was based on the Committee's assessment of his overall performance during a difficult year and on the Committee's philosophy that stock ownership by management aligns management's interests more closely with those of the Company's stockholders. The restrictions imposed on the restricted stock award granted to Mr. Evans in January 1996 will lapse in fiscal year 2000 only if specific performance objectives for compound growth in profit before tax are met.

    It is the Committee's view that the total compensation package for Mr. Evans was based on an appropriate balance of (1) the Company's performance, (2) his individual performance, and (3) competitive practice.

The Compensation Committee

David E. McDowell, CHAIRMAN

William A. Armstrong

Jon S. Cartwright

                               PERFORMANCE GRAPH

    Set forth below is a line graph comparing the performance of the Company's Common Stock during the period April 1, 1991 through March 31, 1996 with the NASDAQ Stock Market Index, and a peer group composed of the following seventeen consumer products companies: Alberto-Culver Company, Church & Dwight Co., Inc., Eljer Industries, Inc., First Brands Corporation, Kimball International, Inc., Lancaster Colony Corporation, La-Z-Boy Chair Company, National Presto Industries, Inc., NCH Corporation, Oneida Ltd., Royal Appliance Mfg. Co., RPM, Inc., The Scotts Company, Stanhome Inc., The Valspar Corporation, WD-40 Company, and Wynn's International, Inc. The Company is not included in the peer group. Pratt & Lambert, Inc., formerly a member of the peer group, has been removed because it is no longer a publicly-held company. Total Return Indices reflect reinvested dividends and are weighted on a market capitalization basis at the time of each reported data point. The stock price performance depicted in the performance graphs shown below is not necessarily indicative of future price performance.

                       FIVE-YEAR CUMULATIVE TOTAL RETURN*

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           ARMOR ALL     NASDAQ COMPOSITE     PEER GROUP
1991          $100.00               $100.00       $100.00
1992          $111.40               $127.45       $118.49
1993          $181.94               $146.51       $123.26
1994          $191.07               $158.15       $126.24
1995          $220.05               $175.93       $128.51
1996          $173.91               $238.88       $150.50

------------------------

* Assumes $100 invested in Armor All Common Stock and in each index on March 31, 1991 and that all dividends are reinvested.

                      EMPLOYMENT CONTRACTS AND TERMINATION
                OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

    The disclosure set forth under "Arrangements with Executive Officers, Directors or Affiliates of the Company" in Item 3 of Schedule 14D-9 is incorporated by reference herein.

                                RETIREMENT PLAN

    Employees of the Company participate in the McKesson Corporation Retirement Plan (the "McKesson Plan"). The costs of participation in the McKesson Plan are paid by the Company.

    The table below illustrates, as of March 31, 1996, the estimated annual benefits payable upon retirement at age 65 under the McKesson Plan in the specified compensation and years-of-service classifications. The benefits are computed as single life annuity amounts.

                                                                                    FIVE YEAR AVERAGE
                                                                        ------------------------------------------
                                                                                     YEARS OF SERVICE
                                                                        ------------------------------------------
COMPENSATION                                                               15         20         25         30
----------------------------------------------------------------------  ---------  ---------  ---------  ---------
$150,000..............................................................  $  29,432  $  39,242  $  49,053  $  58,864
 200,000..............................................................     29,432     39,242     49,053     58,864
 300,000..............................................................     29,432     39,242     49,053     58,864
 400,000..............................................................     29,432     39,242     49,053     58,864
 500,000..............................................................     29,432     39,242     49,053     58,864
 600,000..............................................................     29,432     39,242     49,053     58,864
 700,000..............................................................     29,432     39,242     49,053     58,864

    Annual benefits are generally equal to a percentage of final average pay (averaged over the highest consecutive five-year period out of the last 15 years of service preceding retirement) up to Covered Compensation (the average of the Social Security wage bases over the 35 year period ending with the year the participant attains or will attain Social Security Retirement Age) plus a percentage of final average pay exceeding Covered Compensation, the total of which is multiplied by years of creditable service up to a maximum of 30 years. Compensation covered under the McKesson Plan is defined as base pay plus overtime and/or annual bonus as disclosed in the Summary Compensation Table for the named executive officers and as limited by Section 401(a)(17) of the Code.

    As of March 31, 1996, the following individuals had the number of years of creditable service indicated: Mr. Evans, 5 years; Mr. McCafferty, 0 years; Mr. Caron, 11 years; and Mr. Weinberger, 7 years prior to the termination of his employment in June 1996.

    Mr. Evans also participates in the McKesson Corporation 1984 Executive Benefit Retirement Plan (the "EBRP"). The benefit under the EBRP is a percentage of final average pay based on years of service or is determined by the Board of Directors. The maximum benefit is 60% of final average pay. The total paid under the EBRP is not reduced by Social Security benefits but is reduced by those benefits payable on a single life basis under the McKesson Plan. Based on retirement at age 65, the annual combined benefit payable to Mr. Evans under the McKesson Plan and the EBRP would be approximately $290,885.

                       INDEBTEDNESS OF EXECUTIVE OFFICERS

    During fiscal year 1996 Mr. Evans' maximum aggregate indebtedness to the Company, and the amount outstanding at May 15, 1996, was $400,000. This amount relates to an interest-free loan extended to Mr. Evans and secured by a deed of trust on certain residential property owned by him. The principal amount of the loan is payable upon the earlier of (i) termination of Mr. Evans' employment with the Company, or (ii) sale of the property, unless the loan is then secured by a separate deed of trust on real property purchased by Mr. Evans as his principal residence.

    No other director or executive officer was indebted to the Company in an amount exceeding $60,000 at any time during fiscal year 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On July 1, 1986, the Company entered into a Services Agreement, (the "Services Agreement") with McKesson, of which Mr. Seelenfreund is an officer and director, Messrs. Armstrong and Mahoney are officers and Mr. McDowell is a former Senior Adviser, officer and director. Pursuant to the Services Agreement, McKesson has agreed to provide certain corporate staff services to the Company. For the fiscal year ended March 31, 1996, the amount charged the Company by McKesson for such services was

$519,000, exclusive of insurance and outside professional services that are billed separately. This charge is modified annually to reflect changes in McKesson's costs of providing these services. Such services include treasury and financial, legal, corporate secretary, tax, internal audit, planning and corporate development, accounting advice, and employee benefit, personnel and payroll services. The Company can request, and McKesson may provide, data processing, computer programming and other services to supplement the capabilities of the Company. McKesson has agreed to make available to the Company certain employee benefit plans and also has agreed to allow Corporation employees to continue to participate in McKesson's retirement plan and employee stock ownership plans. The Company has agreed to contribute annually to the plans the amount necessary to fund employee participation. The Company is also insured under McKesson's property and casualty insurance program for limits of liability and deductibles deemed appropriate for the Company's risk exposures and size. Premiums are based on the Company's risk exposure and historical loss experience.

    The Services Agreement is automatically renewed for successive one-year terms unless terminated and is reviewed annually by the Company's Chief Financial Officer with the independent nonemployee directors. The Agreement will be terminated if McKesson should own less than a majority of the outstanding voting stock of the Company, or upon 120 days' prior written notice by either party, or upon such earlier date as the parties may mutually agree to in writing. The Services Agreement will be amended in connection with the Merger Agreement. The Services Agreement provides that McKesson's liability with respect to any loss or damages arising in connection with the provision of services to the Company is limited to amounts billed for such services.

    Pursuant to the Services Agreement, the Company's U.S. operations participate on a daily basis in a cash management program administered by McKesson. Under this arrangement, the Company invests any excess cash under the cash management program, has access to the cash invested and meets cash requirements through borrowing from McKesson. All amounts invested with McKesson are deposited in a separate bank account in the Company's name. The Company receives interest from McKesson on funds deposited under the program, or pays interest to McKesson on funds borrowed, at a rate equal to the monthly Federal Reserve Composite Rate for 7-day commercial paper less one-tenth of one percent for funds deposited under the program and plus one-half of one percent for funds borrowed from McKesson. The Services Agreement provides that McKesson will make available that amount of cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating budget and that the Company will pay McKesson an annual credit facility fee of $25,000. At March 31, 1996, the Company had invested $17,359,000 under the cash management program at an interest rate of 5.3%. The maximum amount invested by the Company under the cash management program at any month end during the fiscal year ended March 31, 1996 was $37,875,000. In the fiscal year ended March 31, 1996, the Company received from McKesson net interest in the amount of $1,486,000 pursuant to this arrangement. The Merger Agreement provides that all monies held by McKesson pursuant to the cash management program shall be remitted to the Company at the Effective Time.

    Under the terms of the Acquisition Agreement dated July 1, 1986 pursuant to which McKesson transferred the business of its Armor All Products Division to the Company (the "Acquisition Agreement"), McKesson and the Company have agreed that, so long as McKesson owns at least a majority of the outstanding voting stock of the Company, McKesson will refer to the Company any business opportunities McKesson deems appropriate concerning appearance protection products applicable to the automotive aftermarket. McKesson has complete discretion to determine which products or ideas the Company may develop or fund. McKesson has not established objective criteria to utilize in exercising its discretion. Such determinations will be made on a case-by-case basis as such opportunities arise. McKesson has no obligation to refer to the Company ideas or products whether or not related to appearance protection products applicable to the automotive aftermarket. McKesson is currently in the business of distributing appearance protection products, and will continue to be entitled to distribute such products and any other products it deems appropriate. The Company is entitled to retain and develop any product or idea within the scope of its intended operations which it develops through its own facilities or staff. McKesson is not obligated to fund, or permit the Company to fund, development of any product or idea, if McKesson concludes that such development is not in the Company's best interests.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth information as of November 30, 1996, with respect to the only persons known by the Company to be the beneficial owners of more than five percent of its outstanding Common Stock, which is the Company's only class of voting securities.

                                                                                   AMOUNT AND NATURE
                                NAME AND ADDRESS                                     OF BENEFICIAL     PERCENT OF
                               OF BENEFICIAL OWNER                                     OWNERSHIP          CLASS
---------------------------------------------------------------------------------  ------------------  -----------
McKesson Corporation.............................................................       11,624,900           54.4
  One Post Street                                                                               Sole voting and
  San Francisco, CA 94104                                                                      investment power

David L. Babson & Co., Inc.......................................................        1,193,700(1)         5.6
  One Memorial Drive
  Cambridge, MA 02142

RCM Capital Management...........................................................        1,674,000(2)         7.8
  Four Embarcadero Center
  Suite 3000
  San Francisco, CA 94111

Travelers Group Inc..............................................................        1,233,070(3)         5.8
  388 Greenwich Street
  New York, NY 10013

------------------------

(1) This information is based on a Schedule 13G filed with the Securities and Exchange Commission, reporting that as of December 31, 1995, David L. Babson & Co., Inc., a registered investment adviser, had sole voting power as to 546,750 shares, shared voting power as to 646,950 shares, and sole dispositive power as to 1,193,700 shares.

(2) This information is based on an amendment to a Schedule 13G filed with the Securities and Exchange Commission by RCM Capital Management ("RCM"), on its own behalf and that of its general partner, RCM Limited L.P., and RCM Limited L.P.'s general partner, RCM General Corporation, reporting that as of December 31, 1995, RCM, a registered investment adviser, had sole voting power as to 1,502,000 shares, shared dispositive power as to 27,000 shares, and sole dispositive power as to 1,647,000 shares.

(3) This information is based on a Schedule 13G filed with the Securities and Exchange Commission, reporting that as of December 31, 1995, Travelers Group Inc., a parent holding company, had shared voting and dispositive power as to all 1,233,070 shares.

                  SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

    The following table indicates as to each director and each of the executive officers named in the Summary Compensation Table who were employed by the Company on November 30, 1996 and as to all directors and officers as a group, the number of shares and percentage of the Company's Common Stock beneficially owned as of November 30, 1996:

                                                                            AMOUNT AND NATURE
                                                                              OF BENEFICIAL
NAME                                                                           OWNERSHIP(1)
--------------------------------------------------------------------------  ------------------
William A. Armstrong......................................................         -0-
Jon S. Cartwright.........................................................        6,000(2)(4)
Kenneth M. Evans..........................................................      151,417(2)(3)
David L. Mahoney..........................................................         -0-
David E. McDowell.........................................................         -0-
Karen Gordon Mills........................................................        6,000(2)
Alan Seelenfreund.........................................................         -0-
Michael A. Caron..........................................................       58,200(2)(3)
Michael G. McCafferty.....................................................       30,500(3)
Gayle F. Metzler..........................................................       33,384(2)(3)
Gordon Hyde...............................................................         -0-
All Directors and Officers as a Group (13 persons)........................      286,901(2)(3)

------------------------

(1) Unless otherwise indicated, the nature of beneficial ownership for all shares is sole voting and investment power (or with voting and investment power shared with a spouse). The shares represent less than 1% of the outstanding shares for every person, and 1.3% for all directors and officers as a group.

(2) Includes shares that may be acquired within 60 days after November 30, 1996 through the exercise of stock options granted under the Company's 1986 Stock Option Plan, as follows: Mr. Evans, 110,000; Mr. Caron, 35,125; Mr. McCafferty, 27,500; Ms. Metzler, 24,800; 23,600; Mr. Cartwright, 5,000; Ms. Mills, 5,000; and all directors and officers as a group, 207,425.

(3) Includes shares held under the Company's Profit-Sharing Investment Plan and as to which the participant has sole voting but no investment power, as follows: Mr. Evans, 1,297; Mr. Caron, 2,677; Ms. Metzler, 1,802; and all directors and officers as a group, 5,776; 29,925 shares subject to possible forfeiture granted to Mr. Evans, 8,600 to Mr. Caron, 3,000 to Mr. McCafferty, 5,000 to Ms. Metzler and 63,325 shares to all directors and officers as a group under the Company's 1988 Restricted Stock Plan; and 200 shares held by a member of the group as joint trustee for his minor children, as to which shares he disclaims beneficial ownership.

(4) Includes 1,000 shares held in a revocable trust for the benefit of Mr. Cartwright and his spouse who are the beneficiaries of such trust.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Under the federal securities laws, the Company's directors, its executive officers and any persons holding (as defined in the rules and regulations of the Securities and Exchange Commission) more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission (the "Commission"), the Nasdaq Stock Market and the Company. For fiscal year 1996 and for fiscal year 1997 through the date hereof, these filing requirements were satisfied, except that one director, Jon S. Cartwright, inadvertently failed to report the transfer of his directly-owned shares to a family trust on Form 5 for fiscal year 1995, but subsequently reported this transaction on a Form 5 for fiscal year 1996. In making this disclosure, the Company has relied solely on written representations of its directors and executive officers and its ten percent holders and/or copies of the reports that they have filed with the Commission.